UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Univar Solutions Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

91336L 107

(CUSIP Number)

CD&R Univar Holdings, L.P.

c/o Clayton, Dubilier & Rice, LLC

Attention: Theresa A. Gore

375 Park Ave, New York NY 10152

(212) 407-5227

with a copy to:

Steven J. Slutzky, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Telephone: (212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 91336L 107

1	Name of Reporting Persons CD&R Univar Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Shares
	8	Shared Voting Power 0 Shares (see Item 5)
	9	Sole Dispositive Power 0 Shares
	10	Shared Dispositive Power 0 Shares (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares (see Item 5)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 0.0% (see Item 5)
14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 91336L 107

1	Name of Reporting Persons CD&R Associates VIII, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Shares
	8	Shared Voting Power 0 Shares (see Item 5)
	9	Sole Dispositive Power 0 Shares
	10	Shared Dispositive Power 0 Shares (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares (see Item 5)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 0.0% (see Item 5)
14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 91336L 107

1	Name of Reporting Persons CD&R Associates VIII, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Shares
	8	Shared Voting Power 0 Shares (see Item 5)
	9	Sole Dispositive Power 0 Shares
	10	Shared Dispositive Power 0 Shares (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares (see Item 5)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 0.0% (see Item 5)
14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 91336L 107

1	Name of Reporting Persons CD&R Investment Associates VIII, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Shares
	8	Shared Voting Power 0 Shares (see Item 5)
	9	Sole Dispositive Power 0 Shares
	10	Shared Dispositive Power 0 Shares (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares (see Item 5)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 0.0% (see Item 5)
14	Type of Reporting Person (See Instructions) CO

EXPLANATORY NOTE

The following constitutes Amendment No. 5 (“Amendment No. 5”) to the statement on Schedule 13D previously filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on July 1, 2015 (the “Original 13D” and, as amended through the date hereof, the “Schedule 13D”). The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 5. The Schedule 13D is filed by the Reporting Persons as defined in Item 2 of the Original 13D. The Schedule 13D relates to shares of common stock, par value $0.01 (the “Common Stock”), of Univar Solutions Inc., a Delaware corporation (the “Issuer”). All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Original 13D.

Item. 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended by inserting the following information:

The information set forth in Item 3 of the Original 13D and Item 6 hereof is hereby incorporated by reference into this Item 4.

On September 25, 2019, CD&R Univar Holdings, L.P. (the “Stockholder”) sold 11,561,039 shares of Common Stock to Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC (together, the “Underwriters”) at a price of $21.06 per share in a registered offering (the “Offering”) pursuant to an underwriting agreement, dated as of September 23, 2019 (the “Underwriting Agreement”), by and among the Issuer, CD&R Univar Holdings, L.P. and the Underwriters. Upon the closing of the Offering, CD&R Univar Holdings, L.P. directly owned 0 shares of Common Stock. Certain of the Reporting Persons are party to the Fourth Amended and Restated Stockholders’ Agreement of Univar Inc. (the “Stockholders Agreement”) pursuant to which certain stockholders were granted registration rights and the right to nominate certain directors of the Issuer.

Except as described in this Item 4 of this Schedule 13D, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be reported herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended by inserting the following information:

(a) and (b).

As of the date hereof (and after giving effect to the sale of the shares of Common Stock in the Offering), each of the Reporting Persons beneficially owns an aggregate of 0 shares of Common Stock. The shares of Common Stock beneficially owned by Reporting Persons represent, in the aggregate, 0% of the outstanding shares of Common Stock. The percentages of beneficial ownership in this Schedule 13D are based on an aggregate of 168,618,444 shares of Common Stock outstanding as of September 20, 2019, based on information provided to the Reporting Persons by the Issuer.

Upon the closing of the Offering, the Stockholder directly owns 0 shares of Common Stock. CD&R Associates VIII, Ltd. is the general partner of CD&R Univar Holdings, L.P. CD&R Associates VIII, L.P. is the sole stockholder of CD&R Associates VIII, Ltd., and CD&R Investment Associates VIII, Ltd. is the general partner of CD&R Associates VIII, L.P. Each of CD&R Associates VIII, Ltd., CD&R Associates VIII, L.P. and CD&R Investment Associates VIII, Ltd. expressly disclaims beneficial ownership of the shares held by CD&R Univar Holdings, L.P.

CD&R Investment Associates VIII, Ltd. is managed by a two-person board of directors, consisting of Donald J. Gogel and Kevin J. Conway. Messrs. Gogel and Conway, as the directors of CD&R Investment Associates VIII, Ltd., may be deemed to share beneficial ownership of the shares that were beneficially owned by CD&R Univar Holdings, L.P. Such persons expressly disclaim such beneficial ownership, and also expressly disclaim beneficial ownership of any shares beneficially owned by Univar N.V., the Temasek Investor and any other party to the Stockholders Agreement and their respective affiliates. All investment and voting decisions with respect to shares held by CD&R Univar Holdings, L.P. are made by an investment committee of limited partners of CD&R Associates VIII, L.P., currently consisting of more than ten individuals (the “Investment Committee”). All members of the Investment Committee disclaim beneficial ownership of the shares that were beneficially owned by the Reporting Persons and any shares beneficially owned by Univar N.V., the Temasek Investor and any other party to the Stockholders Agreement and their respective affiliates.

(c) Except as set forth in Item 4, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any other person identified in Item 2 has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock that are the subject of this Schedule 13D.

(e) On September 25, 2019, following the transactions reported herein, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended by inserting the following information:

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description of Exhibit

1	Joint Filing Agreement, dated as of September 27, 2019, by and among the Reporting Persons.

2	Underwriting Agreement, dated September 23, 2019, among Univar Solutions Inc., CD&R Univar Holdings, L.P., Clayton, Dubilier & Rice, LLC and Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC as the underwriters (incorporated by reference to Exhibit 1.1 to Univar Solutions Inc.’s Current Report on Form 8-K, filed with the SEC on September 25, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: September 27, 2019

CD&R UNIVAR HOLDINGS, L.P.

By:	CD&R Associates VIII, Ltd., its general partner

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VIII, LTD.

By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VIII, L.P.

By:	CD&R Investment Associates VIII, Ltd., its general partner

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

CD&R INVESTMENT ASSOCIATES VIII, LTD.

By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary